UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 35536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mack Investment Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Waukegan Road, Suite 300
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Mack 847-657-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Road, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/20

OATH OR AFFIRMATION

I, Stephen W. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LISA PRESTIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
June 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Report on Independent Registered Public Accounting Firm

Board of Directors
Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

We have audited the accompanying combined financial statements of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (each, an Illinois corporation) (collectively, the "Company"), which comprise the combined statement of financial condition as of December 31, 2014, and the related combined statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the combined financial statements and supplemental information. The Company's management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	178,777
Receivable from and deposit with clearing broker-dealer		30,641
Commissions and advisory fees receivable		213,774
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $295,607		-
Other assets		4,812
TOTAL ASSETS	$	**428,004**
LIABILITIES AND EQUITY		
Accounts payable and accrued commissions	$	127,514
TOTAL LIABILITIES		**127,514**
EQUITY		**300,490**
TOTAL LIABILITIES AND EQUITY	$	**428,004**

See accompanying notes.